SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                       The Securities Exchange Act of 1934

                        Advanced Gaming Technology, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                           (Title Class of Securities)

                                    00753F402
                                    ---------
                                 (CUSIP Number)

                              Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)


------------------------------------------------------------------ ---------------------------------------------------
(1) Name of Reporting Entity / I.R.S. Identification Number          PowerHouse Management Group, Inc./ 46-0503911
------------------------------------------------------------------ ---------------------------------------------------
(2) Check the appropriate box if may be deemed member of a           (a) N/A
group                                                              ---------------------------------------------------
                                                                     (b)  Reporting Entity Disclaims Being Member
                                                                      of Group
(3) SEC use only .............................................
------------------------------------------------------------------ ---------------------------------------------------
(4) Source of funds (see instructions)........................        WC
------------------------------------------------------------------ ---------------------------------------------------
(5) Check if disclosure of legal proceedings is required
 pursuant to Items 2(d) or 2(e).                                      N/A
------------------------------------------------------------------ ---------------------------------------------------
(6) Citizenship or place of organization......................        Nevada
------------------------------------------------------------------ ---------------------------------------------------
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power w/ principals...........................        119,097 (See Item 5)
(8) Shared voting power ......................................        0
(9) Sole dispositive power ...................................        119,097
(10) Shared dispositive power ................................        0
------------------------------------------------------------------ ---------------------------------------------------
(11) Aggregate amount beneficially owned by the Reporting
Entity                                                                119,097 (See Item 5)
------------------------------------------------------------------ ---------------------------------------------------
(12) Check if the aggregate  amount in Row (11) excludes  certain
shares (see instructions).                                            N/A
------------------------------------------------------------------ ---------------------------------------------------
(13) Percent of class represented by amount in Row (11) ......        2.3% (See Item 5)
------------------------------------------------------------------ ---------------------------------------------------
(14) Type of reporting person (see instructions)..............        C0
------------------------------------------------------------------ ---------------------------------------------------




ITEM 1. SECURITY AND ISSUER.
----------------------------

         (a) Title of Class:                       Common Stock
         (b) Name and Address of Issuer:           Advanced Gaming Technology, Inc. ("AGMG")
                                                   24156 1H 10 West - - Suite 217125
                                                   San Antonio, Texas 78257
         (c) Trading Symbol:                       AGMG (recently changed from ADVI to reflect
                                                   post-reverse split)

ITEM 2. IDENTITY AND BACKGROUND OF THE REPORTING ENTITY.
--------------------------------------------------------

         (a) Name:                                 PowerHouse Management Group, Inc.
         (b) Business Address                      24156 1H 10 West--Suite 217125
                                                   San Antonio, Texas 78257
         (c) Occupation:                           N/A since Reporting Entity is corporation
         (d) Conviction:                           N/A to Reporting Entity and its principals
         (e) Civil Proceedings:                    N/A to Reporting Entity and its principals
         (f)  State of Incorporation:              Nevada



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

The Reporting Entity has used working capital to acquire its 119,057 common shares of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

Following a June 23, 2003, 100 to 1 reverse split and a merger between MediaWorx Acquisition Company LLC ("MWAC"), a wholly owned subsidiary of the Issuer, and Advanced Capital LLC ("Advanced"), pursuant to which MWAC is the surviving entity, control has been vested (whether through legal, beneficial and/or voting authority) in the Reporting Entity and the following entities or persons:
Diamond Capital, L.L.C. ("Diamond"); Quest Capital Resources, L.L.C ("Quest"). While each of Diamond, Quest and such Reporting Entity is concurrently filing its respective Schedule 13D, since a control group may be deemed to exist, as permitted under Rule 13d-4 of the Securities Exchange Act of l934 (the "Act"), all such Reporting Entities expressly declare that any such filings shall not be construed as an admission that such person is, for purposes of Sections 13(d) or 13(g), the beneficial owner of any securities covered by the Schedule or a member of a group as defined for these purposes. Moreover, the Reporting Entity is filing this Schedule only because it and/or its principals may be deemed to be part of a "group," the existence of which is disclaimed above.

Other than as described in this Schedule 13D, the Reporting Entity is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
--------------------------------------------

         (a) Aggregate Number and %: 119,097 Common Shares - - i.e., 2.3% of the total outstanding after reflecting the issuance of the shares which are the subject of this Schedule 13D, prior to a contemplated settlement of liabilities offering 250, common shares and prior to a contempleted Regulation S offshore offering of 11,000,000 Common Shares and exclusive of the Preferred Shares.

         (b) Power to Vote or Dispose of Shares: 119, 097 Common Shares, none of which are the subject of shared power to vote or dispose of.

         (c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Entity beyond those described in
Item 4 specifically  and this Schedule 13D generally.  Information  contained in
Item 4 (as well as the concurrent Schedules 13d filed respectively by Diamond, and Quest) above is hereby incorporated by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
--------------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
------------------------

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

None

                                    Signature
                                    ---------

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D on behalf of PowerHouse Management Group , Inc. and its two principals executing below, is true, complete and correct.








Dated: July 10, 2003                   /s/ Gary L. Cain
                                       ----------------------------------
                                           Gary L. Cain, Chairman and CEO
Dated: July 10, 2003                   /s/ Bruce Arinage
                                       ----------------------------------
                                           Bruce  Arinaga,  President